IMPORTANT MATTER CONCERNING YOUR SHARES
                     IN COLONIAL GAS COMPANY

April 20, 1998


Dear Stockholder:

The annual meeting of stockholders of Colonial Gas Company was convened on April 15, 1998. At the meeting, stockholders elected the four nominated Class II Directors and approved the Executive Performance and Equity Incentive Plan. The meeting was then adjourned and continued until May 7, 1998 in order to provide stockholders additional time to vote on the proposal to adopt a holding company structure. It will reconvene at 10:00 A.M. on that date at the Company's offices at 40 Market Street, Lowell, Massachusetts.

Although the overwhelming majority of votes received to date have been FOR the adoption of a holding company structure, we have not yet received the required approval of two-thirds of all shares outstanding. Accordingly, more votes are needed on the proposed holding company structure.

The Board of Directors, as set forth in the Proxy Statement previously sent to you, recommends a vote FOR this proposal. The Board of Directors believes that a holding company structure will help provide management with the organizational and financial flexibility to compete more effectively in a deregulated natural gas utility industry.

IF YOU HAVE NOT YET VOTED, WE URGE YOU TO DO SO NOW. Regardless of the number of shares you own, it is important that your shares are represented and voted at the reconvened meeting.

IF YOU HOLD YOUR SHARES IN STREET NAME, YOUR BROKER CANNOT VOTE YOUR SHARES FOR YOU ON THIS PROPOSAL. ACCORDINGLY, PLEASE TAKE A MOMENT NOW TO VOTE ON THE HOLDING COMPANY (PROPOSAL NUMBER 3 ON THE ENCLOSED PROXY CARD), AND THEN SIGN, DATE AND MAIL BACK THE CARD IN THE POSTAGE-PAID ENVELOPE INCLUDED FOR YOUR CONVENIENCE.

Thank you for your cooperation.

Sincerely,



F. L. Putnam, Jr.
Chairman and Senior Executive Officer

Enclosures